SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: June 20, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Announces U.S. Phase 2 Clinical Trial
Investigating REOLYSIN® in Combination with Paclitaxel and Carboplatin
CALGARY, AB, — June 20, 2008 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that following U.S. Food and Drug Administration (FDA) review, the Company is initiating a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced head and neck cancers. The Principal Investigator is Dr. Monica Mita of the Cancer Therapy and Research Center, University of Texas Health Science Center in San Antonio, Texas (CTRC at UTHSCSA).
“REOLYSIN® is one of the more exciting targeted agents under development in oncology,” said Dr. Frank Giles, Director of the Institute for Drug Development. “Our investigators within the CTRC at UTHSCSA are very excited to begin studying potential synergy with standard cytotoxic agents and are eager to expand our studies into other tumor types and utilizing other chemotherapy partner regimens.”
This trial is a 14-patient, single arm, open-label, dose-targeted, non-randomized trial of REOLYSIN® given intravenously in combination with a standard dosage of paclitaxel and carboplatin.
Eligible patients include those with advanced or metastatic head and neck cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the Phase 2 trial is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity. The secondary objective is to determine the safety and tolerability of REOLYSIN® when administered in combination with paclitaxel and carboplatin to patients with advanced or metastatic head and neck cancers.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase 1/2 and Phase 2 human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
The Cancer Therapy & Research Center (CTRC) at The University of Texas Health Science Center at San Antonio is among the nation’s leading academic research and treatment centers, serving more than 4.4 million people in the high-growth corridor of Central and South Texas including Austin, San Antonio, Laredo and the Rio Grande Valley. CTRC is one of a few elite cancer centers in the country to be named a National Cancer Institute (NCI) Designated Cancer Center, and is one of only three in Texas.  CTRC handles more than 120,000 patient visits each year and is a world leader in developing new drugs to treat cancer. The CTRC Institute for Drug Development (IDD) is internationally recognized for conducting the largest oncology Phase I clinical drug trials program in the world, and participated in the clinical and/or preclinical development of many of the cancer drugs approved by the U.S. Food & Drug Administration.  For more information, visit our Web site at www.ctrc.uthscsa.edu.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase 2 combination REOLYSIN®/paclitaxel and carboplatin clinical trial, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone Street, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237-6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com
www.oncolyticsbiotech.com